Origin Agritech Limited
625 Broadway, Suite 1111
San Diego, California 92101

September 27, 2005

VIA EDGAR AND TELECOPY (202) 772-9206
John D. Reynolds, Assistant Director
United States Securities and
Exchange Commission
Mail Stop 3561, 100 F Street, N.E.
Washington, D.C. 20549

RE:	Origin Agritech Limited
Registration Statement on Form S-4, originally filed May 6, 2005
(File No. 333-124709) ( the "Registration Statement")

Dear Mr. Reynolds:

Origin Agritech Limited (“Agritech”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above noted Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., Tuesday, September 27, 2005, or as soon thereafter as practicable.

Agritech acknowledges that:

(i)  Agritech is responsible for the adequacy and accurate of the disclosure in the Registration Statement filing referred to above;

(ii)  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  AgritechGen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORIGIN AGRITECH LIMITED

By:  /S/ Kerry Propper
Kerry Propper
President